EXHIBIT 12.1

CANDLEWOOD HOTEL COMPANY, INC. AND SUBSIDIARIES

STATEMENTS REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2002	2001	2000	1999	1998

Earnings
(Loss) income before preferred stock
dividends	$(27,323)	$(5,138)	$5,687	$(2,791)	$(6,287)
Interest incurred	7,285	17,814	21,602	15,290	7,964
Amortization of deferred financing costs	732	2,271	2,085	1,701	473
Rent expense on leased hotels	41,008	26,523	25,056	24,821	12,365

Total earnings	$21,702	$41,470	$54,430	$39,021	$14,515

Fixed Charges
Interest incurred	$7,285	$17,814	$21,602	$15,290	$7,964
Amortization of deferred financing costs	732	2,271	2,085	1,701	473
Rent expense on leased hotels	41,008	26,523	25,056	24,821	12,365
Preferred stock dividends	8,401	8,025	8,025	8,025	6,338

Total fixed charges	$57,426	$54,633	$56,768	$49,837	$27,140

Ratio of earnings to combined fixed
charges and preferred stock dividends	—	—	—	—	—

(Deficit) excess of earnings to combined
fixed charges and preferred stock dividends	$(35,724)	$(13,163)	$(2,338)	$(10,816)	$(12,625)